February 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE
Washington, D.C. 20549

Attn:	Dillon Hagius

Re:	InterPrivate IV InfraTech Partners Inc.

Draft Registration Statement on Form S-1

Submitted January 26, 2021

Form S-1

Filed February 17, 2021

File No. 333-253191

Dear Mr. Hagius:

On behalf of our client, InterPrivate IV InfraTech Partners Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 25, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on February 26, 2021 and the Company’s Form S-1 filed with the Commission on February 17, 2021 (the “Form S-1”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below each comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 2

1.	Please provide expanded disclosure of the relationship between InterPrivate IV and the family offices you reference, including the nature of the family offices and the extent of such relationship. Please provide similar disclosure in the "Business" section on page 75.

Response: The Company has revised the disclosure on pages 2 and 76 of Amendment No. 1 to address the Staff’s comment.

United States Securities and Exchange Commission

February 26, 2021

The Offering, page 13

2.	We note your disclosures on page 24 that there will be no restrictions of payments to insiders and expect payment of consulting fees, success or finder fees to our sponsor officers, directors, initial stockholders or affiliates. This disclosure contradicts disclosure on page 112 which indicates that no compensation of any kind, including finders fees and consulting fees will be paid by the company to any sponsor, executive officer, director or respective affiliate. Please revise to address the apparent contradiction or provide clarification.

Response: The Company has revised the disclosure on pages 103, 108 and 113 of Amendment No. 1 to address the Staff’s comment.

Conflicts of Interest, page 24

3.	Please expand your disclosures concerning conflicts of interest to indicate that Ahmed Fattouh and Brandon Bentley, are also managers of InterPrivate LLC, as noted on page 105. Where appropriate, please provide similar disclosure, including your risk factor disclosures.

Response: The Company has revised the disclosure on pages 8, 25, 52 and 82 of Amendment No. 1 to address the Staff’s comment.

4.	Please expand your disclosure to also identify the following as conflicts of interest:
·	the difference in investment per share paid by your founders; and
·	the founder shares and warrants will be worthless in the event a business combination is not completed and you liquidate.

Response: The Company has revised the disclosure on page 25 of Amendment No. 1 to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein

cc:	Ahmed Fattouh, InterPrivate IV InfraTech Partners Inc.

2